222 NORTH LASALLE STREET SUITE 2600 CHICAGO, ILLINOIS 60601-1003 T: +1 (312) 609-7500 F: +1 (312) 609-5005 CHICAGO • NEW YORK • WASHINGTON, D.C. LONDON • SAN FRANCISCO • LOS ANGELES June 24, 2014
ABIGAIL J. MURRAY ATTORNEY AT LAW +1 (312) 609-7796 amurray@vedderprice.com

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn:	James O’Connor Christina DiAngelo Fettig

	Re:	Nuveen Investment Quality Municipal Fund, Inc. (the “Registrant” or the “Acquiring Fund”); File No. 333-196106

To the Commission:

On behalf of the Registrant, this letter is in response to the comments provided telephonically by the staff of the Securities and Exchange Commission to Vedder Price P.C. on June 17-18, 2014 with respect to the Registrant’s Registration Statement on Form N-14 filed on May 20, 2014 (the “Registration Statement”) relating to the issuance of common shares in connection with the proposed merger of American Municipal Income Portfolio Inc. (the “Target Fund”) with and into the Acquiring Fund (the “Merger”). The Acquiring Fund and Target Fund are referred to herein each as a “Fund” and collectively as the “Funds.” Any terms not defined herein have the same meanings as given in the Registration Statement. Set forth below are the staff’s comments and the Registrant’s responses.

(1)	Comment: Please provide an analysis of which Fund should be considered the accounting survivor.

Response:      The Registrant believes that the Acquiring Fund should and will be the accounting survivor. Attached hereto as Appendix A is a more detailed analysis.

Securities and Exchange Commission

June 24, 2014

(2)

Comment:      Please clarify the source of statements in the Q&A Section, and elsewhere in the Registration Statement, regarding the potential benefits of the Merger to identify the party (e.g., the adviser, the Boards) that made such determination or assessment regarding the potential benefits of the Merger.

Response:      The Registrant draws the staff’s attention to the introductory paragraph, which states that, based on information provided by USBAM and Nuveen, the Boards believe the Merger offers the stated benefits.

(3)

Comment:      In the response to the Question “What are the potential benefits of the Merger to the Funds?” in the Q&A Section, and elsewhere in the Registration Statement, please clarify the disclosure regarding potential costs savings as the combined fund will not reach the next breakpoint in the Acquiring Fund’s management fee schedule.

Response:      The Registrant believes the disclosure accurately describes the potential cost savings. Even if the combined fund’s assets do not reach a new breakpoint, a greater proportion of the combined fund’s assets will be at the highest applicable breakpoint, thereby reducing the overall fee rate paid by the combined fund as a percentage of assets. In addition, cost savings may be derived from the complex-wide fee breakpoints regardless of whether fund-level assets increase.

(4)

Comment:      In the response to the Question “Will the Merger impact distributions to common shareholders?” in the Q&A Section, and elsewhere in the Registration Statement, please clarify the statement that the Merger is expected to result in the same or higher distribution rates for shareholders to indicate that higher distribution rates would be realized only following the recoupment of the expenses of the Merger.

Response:      The Registrant believes the disclosure accurately describes the impact on distributions. Merger expenses are not anticipated to materially impact the combined fund’s capital base and common net earnings. Consequently, shareholders of the combined fund are anticipated to receive the same or higher distributions per share immediately following the Merger.

Securities and Exchange Commission

June 24, 2014

(5)	Comment: Please indicate, for the staff’s information, whether either Fund has refinanced any outstanding preferred shares in connection with the Merger.

Response:      The Registrant confirms that, although the Target Fund recently refinanced its outstanding Remarketed Preferred Shares, no Fund refinanced its outstanding preferred shares in connection with the Merger.

(6)

Comment:      In the response to the Question “How will the Merger impact Fund expenses?” in the Q&A Section, please consider revising the disclosure to (i) reflect that total operating expenses of the combined fund are expected to be lower than the total operating expenses of the Funds including leverage, as well as excluding the costs of leverage, and (ii) address Merger costs.

Response:      The Registrant has revised the disclosure in response to the staff’s request in (i) above, but respectfully declines to modify the disclosure in response to (ii) as Merger costs are discussed in a separate Q&A and elsewhere in the Registration Statement.

(7)	Comment: Please revise the disclosure in the Q&A Section, and elsewhere in the Registration Statement, to indicate whether there will be any portfolio repositioning in connection with the Merger.

Response:      The Registrant has added disclosure indicating that it is not expected that any significant portfolio sales will occur in connection with the Merger (less than 5% of the Target Fund’s assets).

(8)

Comment:      In the Q&A Section, and elsewhere in the Registration Statement, in connection with the disclosure concerning fees and expenses incurred in connection with the Meetings, please add disclosure stating: (i) that fees and expenses borne by the Funds will be incurred whether or not the Merger is consummated; (ii) the dollar amount the Target Fund incurred in connection with its last annual shareholder meeting; (iii) the total estimated costs of the Merger; and (iv) how the anticipated costs of the Merger will be allocated between the Target Fund and Acquiring Fund.

Response:      The Registrant has added disclosure in response to the staff’s comment, except with respect to the total estimated costs of the Merger.

Securities and Exchange Commission

June 24, 2014

(9)	Comment: Please explain the meaning of “Total Investment Exposure” in the portfolio allocation chart.

Response:      The Registrant has determined that such chart is not required by Form N-14 and, therefore, has removed it from the Registration Statement.

(10)	Comment: Please consider adding the pro forma leverage ratio for the combined fund.

Response:      The Registrant believes the pro forma ratio would be confusing to shareholders in light of the different types of leverage used by the Funds and the expectation that the Acquiring Fund would continue its historical practices.

(11)

Comment:      The annual report for the Target Fund indicates that USBAM receives a monthly administration fee in an amount equal to an annualized rate of 0.20% of the fund’s average weekly net assets including preferred shares. Please revise the applicable disclosure in the Joint Proxy Statement/Prospectus accordingly.

Response:      The Registrant has revised the disclosure in response to the staff’s comment.

(12)	Comment: Because the expense limitation commitment is based on future Target Fund expenses, please consider adding language to state what the expense limit would be currently.

Response: The Registrant respectfully declines to add the requested language as the Fee Table shows the combined fund’s pro forma total operating expenses are lower than the Target Fund’s total operating expenses. In addition, the Funds do not have a more current published number.

(13)	Comment: Please consider revising the Fee Table to round numbers to two decimal places and to remove the expense reimbursement line item since the reimbursement is less than one basis point.

Response:      The Registrant believes that showing the numbers to four decimal places and including the expense reimbursement line item is useful to shareholders to illustrate expected cost savings for the Target Fund and expected cost savings for the combined fund.

Securities and Exchange Commission

June 24, 2014

(14)

Comment:      Please revise footnote 2 to the Fee Table to state that the expenses shown in the Fee Table do not include the expenses to be borne by the Funds in connection with the Merger and to specify the Merger expenses to be borne by each Fund. Please also indicate that the Combined Fund Pro Forma figures reflect the impact of apply the complex-level management fee rate as well as the fund-level management fee rate, or explain supplementally why the complex-level management fee rate does not apply.

Response:      The Registrant has revised the disclosure in response to the staff’s comment.

(15)	Comment: Please revise footnote 3 to the Fee Table to explain why remarketing agent fees have been excluded from the “other expenses” shown in the Fee Table.

Response:      The Registrant has added disclosure in response to the staff’s comment to indicate that such fees were applicable only to preferred shares of the Target Fund that are no longer outstanding and that such fees will not be incurred going forward.

(16)	Comment: Please confirm whether acquired fund fees and expenses are required to be shown as a line item in the Fee Table.

Response:      The Registrant confirms that the Funds have less than one basis point of acquired fund fees and expenses and, therefore, acquired fund fees and expenses are not required to be shown as a line item in the Fee Table.

(17)	Comment: Please revise the footnotes to the Fee Table to state that the Fee Table excludes dividends paid on the Target Fund’s preferred shares that are no longer outstanding.

Response:      The Registrant has revised the disclosure in response to the staff’s comment.

Securities and Exchange Commission

June 24, 2014

(18)	Comment: Please explain, for the staff’s information, why the returns of each Fund’s benchmark are not shown in the “Comparative Performance Information” section.

Response:      The Registrant notes that such disclosure is not required by Form N-14, incorporating the requirements of Form N-2. Registrant believes that comparing a levered fund to an unlevered index is not meaningful to shareholders.

(19)	Comment: Please confirm whether there are any differences in the Funds’ valuation procedures that would result in valuation adjustments, and, if so, show as adjustments in the Capitalization table.

Response:      The Registrant has revised the disclosure to reflect that the Funds will use the valuation procedures of the Registrant at and following the closing, which differ from the valuation procedures of the Target Fund. Registrant has included valuation adjustments in the Capitalization table.

(20)	Comment: Please modify the Target Fund Board considerations disclosure to clarify the description of the differences in how the Funds’ management fees are calculated.

Response:      The Registrant has revised the disclosure pursuant to the staff’s comment.

(21)

Comment:      Please modify the Target Fund Board considerations disclosure as necessary to set forth the Board’s finding as to each factor considered in connection with its approval of the Merger, and to indicate whether there will be any portfolio repositioning in connection with the Merger.

Response:      The Board considerations state that the Board made the findings required by Rule 17a-8. The Registrant respectfully notes that neither Form N-14 nor Rule 17a-8 require disclosure of specific findings with respect to each individual factor considered by the Board. Accordingly, the Board record does not include such findings. In addition, disclosure indicating that it is not expected that any significant portfolio sales will occur in connection with the Merger (less than 5% of the Target Fund’s assets) is included elsewhere in the Registration Statement.

Securities and Exchange Commission

June 24, 2014

(22)

Comment:      Please reflect the expenses to be borne by the Target Fund in connection with the Merger in the “Pro Forma Adjustments” column to the Capitalization table, specify the Merger expenses to be borne by the Target Fund and correct the typographical error.

Response:      The Registrant has clarified the disclosure to indicate that the Target Fund is not bearing any costs of the Merger; however, the Target Fund is bearing costs associated with the Annual Meeting, which equals approximately $8,300. Registrant notes that Annual Meeting costs are being accrued for the current fiscal year and are being reflected in the Target Fund’s net asset value, and, therefore, are not shown as an adjustment in the Capitalization table. The Registrant has corrected the typographical error.

(23)	Comment: Please explain how the net asset value per common share shown for the Combined Fund Pro Forma in the Capitalization table was calculated, including any adjustments.

Response:      The Registrant notes that the pro forma net asset value represents the net asset value of the surviving fund as of the measurement period in the Capitalization table less any adjustments, which are not large enough to change the surviving fund’s rounded net asset value.

Please direct your questions and/or comments regarding this filing to the undersigned at (312) 609-7747.

Sincerely,

/s/ Abigail J. Murray

APPENDIX A

AMERICAN MUNICIPAL INCOME PORTFOLIO INC. (XAA)

AND

NUVEEN INVESTMENT QUALITY MUNICIPAL FUND, INC. (NQM)

SURVIVING FUND ANALYSIS

American Municipal Income Portfolio Inc. (the “Target Fund”) is being merged with and into Nuveen Investment Quality Municipal Fund, Inc. (the “Acquiring Fund”) as part of a series of proposals designed to integrate the Target Fund and other funds into the Nuveen complex. In this instance, the parties believe that the Acquiring Fund is the appropriate survivor of the merger of the Funds for the reasons discussed below.1

Corporate Structure

The Acquiring Fund is the legal survivor of the merger. The Acquiring Fund and Target Fund are organized as Minnesota corporations. The combined fund will retain the corporate structure of the Acquiring Fund.

Board and Officers

The directors and officers of the Acquiring Fund also serve as board members and officers of other funds in the Nuveen Fund Complex. The directors and officers of the Target Fund also serve as directors and officers of other funds in the First American Fund Complex. The directors and officers of the Acquiring Fund will continue to serve as such for the combined fund.

Investment Advisers; Portfolio Management

Nuveen Fund Advisors, LLC (“Nuveen Fund Advisors”) is the investment adviser to the Acquiring Fund and is responsible for the Acquiring Fund’s overall investment strategy and asset allocation decisions. Nuveen Fund Advisors has entered into a sub-advisory agreement with Nuveen Asset Management, LLC (“Nuveen Asset Management”), a wholly-owned subsidiary of Nuveen Fund Advisors, under which Nuveen Asset Management manages the investment portfolio of the Acquiring Fund.

The Target Fund is part of the First American Fund Complex. U.S. Bancorp Asset Management, Inc. (“USBAM”) is the investment adviser to the Target Fund and has retained Nuveen Fund Advisors and Nuveen Asset Management as sub-advisers to manage the assets

1            See AICPA Accounting and Audit Guide for Investment Companies, with conforming changes as of May 1, 2013 (factors to determine accounting survivor).

of the Target Fund.

Douglas J. White, CFA, Senior Vice President of Nuveen Asset Management, and Christopher L. Drahn, CFA, Senior Vice President of Nuveen Asset Management, each act as portfolio managers for the Target Fund. Mr. Drahn acts as the portfolio manager of the Acquiring Fund and will continue to serve as the portfolio manager of the Acquiring Fund following the merger.

Expense Structures and Expense Ratios

The expense structure of the combined fund will be the expense structure of the Acquiring Fund in all respects upon the closing of the merger. There are material differences in the fee structure as described in detail in the N-14.

Investment Objectives, Policies and Restrictions

The Acquiring Fund and Target Fund have substantially similar investment objectives and policies and similar restrictions. While there are certain immaterial wording differences among the Funds’ investment objectives, each Fund emphasizes investment in tax-exempt municipal securities providing current income exempt from regular federal income taxes. The Acquiring Fund also has a secondary investment objective of enhancing portfolio value by investing in undervalued securities. Each Fund also emphasizes investments in investment grade municipal securities. Each Fund is a closed-end management investment company that is diversified. To the extent that there are any differences in the Funds’ investment objectives, policies and restrictions, the combined fund’s investment objectives, policies and restrictions will be those of the Acquiring Fund.

Portfolio Composition

Because the combined fund will operate under the investment objectives, policies and restrictions of the Acquiring Fund, the Adviser believes that the Acquiring Fund’s current portfolio is more representative of what the portfolio of the combined fund will be over time.

Other Considerations

All existing service providers of the Target Fund will be terminated in connection with the mergers (i.e., transfer agent, custodian, pricing vendors).

All compliance and operating policies and procedures of the Target Fund will be terminated and the combined fund’s policies and procedures will be those of the

Acquiring Fund.
Asset Size

As of October 31, 2013, the Acquiring Fund had approximately $844.7 million in total assets. As August 31, 2013, the Target Fund had approximately $122.3 million in total assets. Assuming merger occurs, the Acquiring Fund is expected to have approximately $967 million in total assets.

An analysis of the factors outlined in the AICPA Accounting and Audit Guide for Investment Companies indicates that the surviving fund will more closely resemble the Acquiring Fund. In light of this supportive analysis, Nuveen Fund Advisor, the Acquiring Fund and the Target Fund believe that the Acquiring Fund is therefore the appropriate survivor of the merger.

*    *    *    *    *

June 24, 2014

Mr. James O’Connor

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Nuveen Investment Quality Municipal Fund, Inc. (the “Registrant”)
Registration Statement on Form N-14 8C
File Number: 333-196106

Dear Mr. O’Connor:

This letter is provided to the Securities and Exchange Commission (the “Commission”) in connection with a response being made on behalf of the Registrant to comments provided by the staff on June 17-18, 2014 with respect to the Registration Statement on Form N-14 8C under the Securities Act of 1933, as amended, filed with the Commission on May 20, 2014.

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant. The Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing and the Registrant represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Very truly yours,

Nuveen Investment Quality Municipal Fund, Inc.

By: /s/Kevin J. McCarthy

Name: Kevin J. McCarthy

Title: Vice President and Secretary